[Adobe Letterhead]

August 22, 2006

Kathleen Collins

Tom Ferraro

Kari Jin

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Adobe Systems Incorporated
File No. 0-15175

Ladies and Gentlemen:

On behalf of Adobe Systems Incorporated (“Adobe” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 7, 2006 with respect to the Company’s (a) Annual Report on Form 10-K for the fiscal year ended December 2, 2005. For the Staff’s convenience, the comment received in the letter has been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 2, 2005

Note 11.  Stockholders’ Equity, page 9

Stock Repurchase Program I – On-Going Dilution Coverage

1.                                      We note your response to prior comment no. 1 where you indicate that including the entire balance paid to a financial institution in the treasury stock line item within equity adequately reflects the nature of the balance. We further note from your proposed disclosure that you plan to include in Form 10K [sic] for the period ended June 2, 2006. In future filings, disclose the following to assist investors in understanding stock repurchase arrangements and the impact on earnings per share:

•                  The business reasons for entering into prepaid stock repurchase programs with the financial institutions (e.g. why would the Company forgo the return on monies advanced as opposed to retaining the funds and purchasing the shares in the open market);

•                  The structure for fees paid to financial institutions and whether the amounts advanced impact those fees;

•                  The specific intervals over which financial institutions agree to deliver shares (i.e., monthly, quarterly, etc.);

•                  The parameters used to determine amounts purchased during specific intervals (i.e. dollar amounts, number of shares, etc.); and

•                  The amount of stock purchased during the reporting periods.

We respectfully advise the Staff that in future filings we will modify our disclosures for our stock repurchase programs and will include in those modified disclosures the information requested above. Below is a draft of our proposed modified disclosure. The draft disclosure below modifies and expands the disclosure included in our recent SEC filing on Form 10Q for the period ended June 2, 2006 -

During fiscal 2005 and for the six months ended June 2, 2006, we entered into several structured repurchase agreements with large financial institutions, whereupon we provided the financial institutions with prepayments of $600 million and $1 billion, respectively. We enter into these agreements in order to take advantage of repurchasing shares at a guaranteed discount to the Volume Weighted Average Price (VWAP) of our stock.  We only enter into such transactions when the discount that we receive is higher than the foregone return on our cash prepayments to the financial institutions.  There are no explicit commissions or fees on these structured repurchases. Under the terms of the agreements, there is no requirement for the financial institutions to return any portion of the prepayment to us.

The financial institutions agree to deliver shares to us at monthly intervals during the contract term. For a monthly breakdown of repurchase amounts refer to Item 2 of Part II of this filing. The parameters used to calculate the number of shares deliverable are: the total notional amount of the contract, the number of trading days in the contract, the number of trading days in the interval, and the average VWAP of our stock during the interval less the agreed upon discount. During the six months ended June 2, 2006, we repurchased 22.5 million shares at an average price of $36.02 through these structured repurchase agreements which included prepayments from fiscal 2005. During the six months ended June 3, 2005, we repurchased 7.5 million shares at an average price of $30.36 through these structured repurchase agreements which included prepayments remaining from fiscal 2004. During the six months ended June 2, 2006 we also repurchased 1.7 million shares at an average price of $36.04 through open market repurchases.

For the six months ended June 2, 2006, the $1.0 billion prepayment was classified as treasury stock on our balance sheet at the payment date, though only shares physically delivered to us by June 2, 2006 are excluded from the denominator in the computation of earnings per share. All outstanding structured repurchase agreements as of June 2, 2006 will expire on or before September 29, 2006. As of June 2, 2006 and December 2, 2005, approximately $344.1 million and $154.9 million respectively, of up-front payments remained under the agreements.

Please contact the undersigned at (408) 373-8411 with any questions regarding the above.

Sincerely,

Adobe Systems Incorporated

By	/s/ Christine Csubak
Christine Csubak
Vice President and Corporate Controller

cc:	Bruce R. Chizen (Adobe Systems Incorporated)
Randy W. Furr (Adobe Systems Incorporated)
Karen O. Cottle (Adobe Systems Incorporated)